Exhibit 99.5

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CLARMIN EXPLORATIONS INC. ENTERS INTO AMALGAMATION AGREEMENT FOR

REVERSE TAKEOVER WITH CYBIN CORP.

Stifel GMP and Eight Capital Engaged to Co-Lead Concurrent Private Placement of up to $21M

June 29, 2020, Vancouver, British Columbia: Clarmin Explorations Inc. (TSX.V: CX) (the “Company” or “Clarmin”), a Tier 2 mining issuer listed on the TSX Venture Exchange (the “TSXV”), is pleased to announce that it has entered into an amalgamation agreement dated June 26, 2020 (the “Amalgamation Agreement”) with Cybin Corp. (“Cybin”), a private psilocybin and nutraceutical company, and 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin. Completion of the transactions contemplated in the Amalgamation Agreement will result in the reverse takeover of Clarmin by Cybin (the “Proposed Transaction”).

Cybin is a mushroom life sciences company focused on psychedelic medicines and nutraceutical products led by an experienced team. The Journey nutraceutical line includes non-psychedelic medical mushroom extracts to optimize overall health while the Serenity Life Sciences line of psychedelic medicines target multiple indications such as depression, eating disorders and addiction. Cybin’s IP strategy revolves around psychedelic delivery mechanisms, synthetic compounds, extraction methods, isolation of chemical compounds, new drug formulations and protocol regimens.

Summary of the Proposed Transaction

Pursuant to the Amalgamation Agreement, Clarmin and Cybin will complete an arm’s length business combination by way of a three-cornered amalgamation pursuant to the provisions of the Business Corporations Act (Ontario). The shareholders of Cybin (the “Cybin Shareholders”), other than the Cybin Shareholders who exercise their dissent rights, will receive, subject to adjustment, one common share in the capital of Clarmin (a “Clarmin Share”) (on a post-Clarmin consolidation basis) for each Cybin Share (as defined below) held. In addition, all outstanding warrants and incentive stock options of Cybin will be exchanged for warrants and incentive stock options of the Resulting Issuer (as defined below), respectively, on equivalent terms after having given effect to all of the transactions contemplated by the Proposed Transaction. As contemplated by the Amalgamation Agreement, Clarmin and Cybin intend to apply to delist the common shares in the capital of Clarmin from the TSXV and apply to the Canadian Securities Exchange (the “CSE”) for the listing of the common shares in the capital of the Resulting Issuer (as defined below) upon the completion of the Proposed Transaction and to close the Proposed Transaction on the CSE.

As a condition precedent of the Proposed Transaction, Clarmin’s board of directors will approve a consolidation of Clarmin’s issued and outstanding share capital. For illustrative purposes, this press release assumes the Clarmin Shares will be consolidated on a 8.875:1 basis (the “Consolidation”). Upon completion of the Proposed Transaction, assuming completion of the Consolidation and the Minimum Offering (as defined below), former Cybin Shareholders will hold, in the aggregate, approximately 85,950,236 common shares (the “Resulting Issuer Shares”) in the capital of the issuer resulting from the Proposed Transaction (the “Resulting Issuer”) representing approximately 98% of the outstanding Resulting Issuer Shares and existing holders of Clarmin Shares (the “Clarmin Shareholders”) will hold, in the aggregate, approximately 1,600,000 Resulting Issuer Shares, representing approximately 2% of the outstanding Resulting Issuer Shares.

The completion of the Proposed Transaction is subject to the satisfaction of various conditions, including but not limited to: (i) the approval of the delisting of the Clarmin Shares from the TSXV; (ii) the approval of the listing of the Clarmin Shares on the CSE; (iii) the disposition by Clarmin of its mining assets (the “Clarmin Disposition”); (iv) the approval of the Proposed Transaction by the requisite majority of Cybin Shareholders; (v) the approval of various matters related to the Proposed Transaction by the requisite majority of Clarmin Shareholders; and (vi) other conditions customary for a transaction of this nature. As part of the Proposed Transaction, the directors, officers, and major shareholders of Clarmin have entered into voting support agreements whereby they have agreed to vote their Clarmin Shares in favour of the Proposed Transaction and matters ancillary thereto.

In connection with the Proposed Transaction, Clarmin intends to change its name to “Cybin Corp.” and to replace all directors and officers of Clarmin on the effective date of the Proposed Transaction with nominees of Cybin.

The common shares of the Company have been halted and may remain halted until the completion of the Proposed Transaction. There can be no assurance that the Proposed Transaction will be completed on the terms proposed or at all.

Summary of the Concurrent Financing

In connection with the Proposed Transaction, Cybin plans to complete a “best-efforts” brokered private placement of subscription receipts of Cybin (the “Subscription Receipts”), with a syndicate of agents coled by Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Eight Capital (together, with Stifel GMP, the “Co-Lead Agents”), to raise a minimum of $14 million (US$10 million) (the “Minimum Offering”) and a maximum of $21 million (US$15 million), with a 15% agents’ option (the “Concurrent Financing”).

The gross proceeds of the Concurrent Financing, less 50% of the agents’ cash commission (as described below) and certain expenses of the agents, will be deposited in escrow on the closing date of the Concurrent Financing until the satisfaction of certain release conditions, including that all conditions precedent to the Proposed Transaction have been met (the “Release Conditions”).

Upon the satisfaction of the Release Conditions, each Subscription Receipt will be converted into one common share in the capital of Cybin (a “Cybin Share”) without payment of any additional consideration or further action on the part of the holder thereof. At the effective time of the Proposed Transaction, each Cybin Share will be exchanged for one Resulting Issuer Share (on a post-Clarmin consolidation basis).

In the event that the Release Conditions have not been satisfied prior to 120 days following the closing of the Concurrent Financing, or Cybin advises the Co-Lead Agents or announces to the public that it does not intend to satisfy the Release Conditions or that the Proposed Transaction has been terminated, the aggregate issue price of the Subscription Receipts (plus any interest earned thereon) shall be returned to the applicable holders of the Subscription Receipts (net of any applicable withholding taxes), and such Subscription Receipts shall be automatically cancelled and be of no further force and effect.

In connection with the Concurrent Financing, the agents will be entitled to receive a cash fee equal to 6% of the aggregate gross proceeds of the Concurrent Financing (provided that the cash commission for president’s list subscribers will be 3%) and such number of compensation options (the “Compensation Options”) equal to 6% of the number of Subscription Receipts issued by Cybin (including any Subscription Receipts issued pursuant to the agents’ option), provided that no Compensation Options will be issued in respect of sales to president’s list subscribers. Each Compensation Option will be exercisable for one Cybin Share for a period of two years from the date of closing of the Concurrent Financing. In connection with the completion of the Proposed Transaction, each Compensation Option will be exchanged into one compensation option of the Resulting Issuer, which will be exercisable for one Resulting Issuer Share at the issue price of the Subscription Receipts.

The Subscription Receipts will be offered in all provinces of Canada and such other jurisdictions as Cybin and the Co-Lead Agents may agree, where the Concurrent Financing can be offered and sold without the requirement to file a prospectus or similar document. It is expected that the net proceeds from the Concurrent Financing will be used for working capital and general corporate purposes.

To date, Cybin has raised approximately $10,400,000 through both Cybin’s initial financing round and its series A financing round.

“We are delighted by the varying strategic biotech and investment funds, merchant bankers, pharmaceutical and CPG executives, and strategic individual investors who have invested in Cybin to date,” said Paul Glavine, Chief Executive Officer of Cybin. “This is the beginning of a transformational moment in Cybin’s history and we expect to be well positioned to accelerate our strategic growth initiatives.” Mr. Glavine added, “We’re thrilled to receive the support of Stifel GMP and Eight Capital, a strong show of confidence in the long-term potential of the psychedelic sector.”

Proposed Management Team and Board of Directors of the Resulting Issuer

On completion of the Proposed Transaction, the current directors, and officers of Clarmin will resign and it is currently expected that the proposed executive officers of the Resulting Issuer will include Paul Glavine (Chief Executive Officer), Eric So (President), John Kanakis (SVP Business Development), Greg Cavers (Chief Financial Officer) and Jukka Karjalainen (Chief Medical Officer). The Resulting Issuer’s board of directors will be nominated by Cybin. Further information concerning the proposed executive officers and directors of the Resulting Issuer will be contained in a subsequent news release and in Clarmin’s management information circular to be prepared in connection with the Proposed Transaction.

Further Information

Further details about the Proposed Transaction and the Resulting Issuer will be provided in a CSE listing statement prepared and filed by Clarmin in respect of the Proposed Transaction.

Investors are cautioned that, except as disclosed in the listing statement (or other disclosure document prepared by Clarmin) in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

About Cybin

Cybin is a mushroom life sciences company advancing psychedelic and nutraceutical-based products. Cybin is launching psilocybin-based products in jurisdictions where the substance is not banned. Simultaneously, Cybin is structuring and supporting clinical studies across North America and other regions, through strategic academic and institutional partnerships.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause Clarmin’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this document include, among others, statements relating to expectations regarding the completion of the Proposed Transaction (including all required approvals), the listing on the CSE, the Concurrent Financing, the Clarmin Disposition, the business plans of the Resulting Issuer and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: (a) that there is no assurance that the parties hereto will obtain the requisite director, shareholder and regulatory approvals for the Proposed Transaction; (b) there is no assurance that the Concurrent Financing will be completed or as to the actual offering price or gross proceeds to be raised in connection with the Concurrent Financing; (c) there is no assurance that the Clarmin Disposition will be completed or as to the terms and conditions of such dispositions or the consideration to be received by the Company in respect thereof; (d) following completion of the Proposed Transaction, the Resulting Issuer may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; (e) compliance with extensive government regulation; (f) domestic and foreign laws and regulations could adversely affect the Resulting Issuer’s business and results of operations; (g) the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Resulting Issuer’s securities, regardless of its operating performance; (h) adverse changes in the public perception of psilocybin and nutraceutical products; (i) decreases in the prevailing prices for psilocybin and nutraceutical products in the markets that the Resulting Issuer will operate in; and (j) the impact of COVID-19.

The forward-looking information contained in this news release represents the expectations of Clarmin as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Clarmin undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The Company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSXV nor the CSE has in any way passed upon the merits of the Proposed Transaction and neither has approved nor disapproved the contents of this news release.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Information contact:

Investors:	Mark Lawson, Director Clarmin Explorations Inc. mark@lawson.net T: 647 302 0393

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